

SEC SECURI   ON
Mail Processing   **11023462**
Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 1 21 73

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___10/01/2010___ AND ENDING___9/30/2011___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burke, Lawton, Brewer & Burke, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

___516 N. Bethlehem Pike___
(No. and Street)

Ambler	PA	19002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
W. Dean Karrash   215-643-9100
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___J. P. McAndrew & Company, P.C.___
(Name – *if individual, state last, first, middle name*)

P.O. Box 4072	Philadelphia	PA	19118
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____W. Dean Karrash_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Burke, Lawton, Brewer & Burke, LLC_____, as
of _____September 30_____, 20 _11___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____None_____

_____

(signature)
Signature

__Chief Financial Officer__
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~   Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



J. P. McAndrew & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Members
Burke, Lawton, Brewer & Burke, LLC
Spring House, Pennsylvania

We have audited the accompanying statement of financial condition of Burke, Lawton, Brewer & Burke, LLC as of September 30, 2011, and the related statements of income and changes in members' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burke, Lawton, Brewer & Burke, LLC as of September 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

J. P. McAndrew & Company, PC

November 11, 2011

Burke, Lawton, Brewer & Burke, LLC
Statement of Financial Condition
September 30, 2011

Assets

Cash and cash equivalents	$904,888
Deposit with clearing organization	25,000
Receivable from clearing organization	42,066
Prepaid expenses and miscellaneous receivables	26,819
Marketable securities owned, at market value	27,951
Property and equipment, at cost, less accumulated depreciation $86,636	45,888
	$1,072,612

Liabilities and Members' Equity

Accounts payable, accrued expenses and other liabilities	$105,750
Subordinated borrowings	200,000
Total Liabilities	305,750
Members' Equity	766,862
	$1,072,612

The accompanying notes are an integral part of these financial statements.

Burke, Lawton, Brewer & Burke, LLC
Statement of Income and Changes in Members' Equity
For the Year Ended September 30, 2011

Revenues	
Commissions	$846,604
Net dealer inventory and investment (loss)	4,880
Margin interest	14,118
Interest and dividends	146,252
Administration fees	1,764,054
	2,775,908
Expenses	
Employee compensation and benefits	1,791,496
Clearing charges	164,125
Communications	35,120
Occupancy and equipment	164,925
Taxes	13,941
Promotional costs	23,584
Data processing costs	27,834
Regulatory expenses	47,158
Other operating expenses	177,978
Interest expense	7,164
Depreciation	9,543
	2,462,868
Net Income	313,040
Members' equity, October 1, 2010	893,642
Members' distributions	(439,820)
Members' equity, September 30, 2011	$766,862

The accompanying notes are an integral part of these financial statements.

Burke Lawton, Brewer and Burke, LLC
Statement of Changes in Subordinated Borrowings
For the Year Ended September 30, 2011

Subordinated borrowings at October 1, 2010	$200,000
Increase / (decrease):	
(Redemption) of subordinated note	0
Issuance of subordinated note	0
Subordinated borrowings at September 30, 2011	$200,000

The accompanying notes are an integral part of these financial statements.

Burke, Lawton, Brewer, & Burke, LLC
Statement of Cash Flows
For the Year Ended September 30, 2011

Cash flows from operating activities:	
Net income	$313,040
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation	9,543
Decrease in receivables from clearing organization	24,677
(Increase) in prepaid expenses and miscellaneous receivables	(1,530)
Increase in accounts payable, accrued expenses and other liabilities	59,130
Net cash provided by operating activities	404,860
Cash flows from investing activities:	
Purchase of property and equipment	(12,571)
Increase in marketable securities owned	(3,632)
Net cash (used) in investing activities	(16,203)
Cash flows from financing activities:	
Members' distributions	(439,820)
Net cash (used) in financing activities	(439,820)
Net (decrease) in cash and cash equivalents	(51,163)
Cash and cash equivalents at beginning of year	956,051
Cash and cash equivalents at the end of year	$904,888
Supplemental cash flow information:	
Interest paid	$7,164

The accompanying notes are an integral part of these financial statements.

Burke, Lawton Brewer & Burke, LLC
Notes to Financial Statements
For the Year Ended September 30, 2011

Note 1.   Significant Accounting Policies
Burke Lawton Brewer & Burke (the "Firm") is a limited liability company operating as a fully disclosed registered broker - dealer.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

For the purposes of the statement of cash flows, the Firm has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Securities transactions and related revenue and expenses are recorded on a trade date basis.

Marketable securities are valued at market value. The resulting difference between cost and market value is included in income.

Depreciation is computed on a straight-line basis over the estimated useful lives of the assets (five to seven years). Depreciation expense for the period is $9,543.

Note 2.   Deposit and Receivable from Clearing Organization
The Firm has on deposit $25,000 with its clearing organization to secure the clearing agreement. The Receivable from clearing organization includes amounts due for completed transactions.

Note 3.   Securities Owned
Marketable securities owned consist of trading and investment securities at quoted market values. In accordance with FASB ASC 820, Fair Value Measurements, which establishes a framework for measuring fair value, the Firm measures fair value according to the following hierachy:
    Level 1 inputs are unadjusted quote prices in active markets for identical assets or liabilities;
    Level 2 inputs are inputs other than quoted market prices that are observable for the asset or liability;
    Level 3 inputs are unobservable inputs asset and liability and rely on management's own assumptions.
All investments held by the Firm were considered Level 1 as follows:

	Cost	Fair Value	Unrealized Gain
Equity Securities	$23,410	$27,951	$4,541

Note 4.   <u>Subordinated Borrowings</u>
The borrowings under subordination agreements at September 30, 2011 are listed as follows:

Subordinated Note, 3.58%, due July 31, 2013	$200,000

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Firms' continued compliance with minimum net capital requirements, they may not be repaid.

Note 5.   <u>Retirement Plan</u>
Effective January 1, 2001, the Firm adopted a simplified employee pension plan (the "SEP"). The SEP covers all employees at least 21 years of age with a half year of service. The total expense for the year ended September 30, 2011, was $141,064.

Note 6.   <u>Related Party Transactions</u>
The Firm leases its office from a member on a month to month basis. The total expense for the year ended September 30, 2011 was $120,000.

The Firm has an agreement with BLB&B Advisors, LLC (the "Advisor"), owned by a member, to share space, personnel and other general and administrative costs. Costs paid by the Firm attributable to the Advisor, are reimbursed by the Advisor and are included in the Statement of Income as of September 30, 2011.

Note 7.   <u>Income Tax</u>
As an LLC operating as a partnership, the Firm is not a taxable entity for federal and state income tax purposes. Accordingly, the individual members report their respective shares of income or loss on their personal tax returns.

Note 8.   <u>Net Capital Requirements</u>
The Firm is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2011, the Firm had net capital of $889,804, which was $639,804 in excess of its required net capital of $250,000. The Firm's net capital ratio was .1189 to 1.

Note 9.   <u>Rule 15c3-3 Requirements</u>
The operation of Burke Lawton Brewer & Burke, LLC does not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, the Firm is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by paragraph (k)(2)(ii) of such Rule.

Note 10.   Fair Values of Financial Instruments
Financial instruments on the balance sheet as of September 30, 2011, comprised of cash, receivables, marketable securities and payables, are valued as noted below:

   Cash, receivables, and payables - carrying amounts of these items are reasonable estimates of their fair value due to their short term nature.

   Marketable securities - the fair value is estimated from quoted market prices for these or similar investments.

Note 11.   Concentration of Credit Risk
Financial instruments, which potentially subject the Firm to concentration of credit risk, consist principally of cash and marketable securities.

The Firm places its cash with high credit quality institutions. At times such amounts may be in excess of the FDIC insurance limits. As of September 30, 2011, excess amounts over the FDIC insurance limits was $154,888.

Marketable securities consists of an equity security and money-market funds.

Note 12.   Contingencies
The Firm clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Firm and the clearing broker, the clearing broker has the right to charge the Firm for the losses that result from a counterpart's failure to fulfill its contractual obligations.

As the right to charge the Firm has no maximum amount and applies to all trades executed through the clearing broker, the Firm believes there is no maximum amount assignable to this right. The Firm believes that, since it only trades with customer invested funds, the risk of loss is remote. The Firm made no payments to the clearing broker related to this guarantee in 2011, and has recorded no liabilities with regard to the commitment as of September 30, 2011.

In addition, the Firm has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Firm's clearing broker monitors the credit standing of all counterparties with which it conducts business.

Burke, Lawton Brewer & Burke, LLC
Notes to Financial Statements
For the Year Ended September 30, 2011

Note 13:   <u>Accounting for Uncertainty in Income Taxes</u>
On October 1, 2009, the Company adopted the provisions of FASB ASC 740-10,
Accounting for Uncertainty in Income Taxes (formerly FASB Interpretation No. 48).
There was no impact to the Company's financial statements as a result of the
implementation.

Note 14:   <u>Subsequent Events</u>
The Company has evaluated subsequent events through November 11, 2011, the date
which the financial statements were available to be issued.



J.P. McAndrew & Company, P.C.
Certified Public Accountants

Independent Auditor's Report on
Supplementary Information Required By
SEC Rule 17a-5

To the Members
Burke, Lawton, Brewer & Burke, LLC
Spring House, Pennsylvania

We have audited the accompanying financial statements of Burke, Lawton, Brewer & Burke, LLC for the year ended September 30, 2011, and have issued our report thereon dated November 11, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.P. McAndrew & Company, PC

November 11, 2011

8333 Germantown Avenue, P.O. Box 4072, Philadelphia, PA 19118 • Tel: 215-247-1804 • Fax: 215-247-1867

Burke, Lawton, Brewer & Burke, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2011

Net Capital		
Total members' equity		$766,862
Add		
Subordinated borrowings allowable in computation of net capital		200,000
Total capital and allowable subordinated borrowings		966,862
Deductions and/or charges		
Non-allowable assets		
Property and equipment	$45,888	
Prepaid expenses and miscellaneous receivables	26,822	72,710
		894,152
Less securities haircut pursuant to Rule 15c 3-1		
Other - NASDAQ stock	$4,348	4,348
Net capital		$889,804
Aggregate Indebtedness		
Items includes in statement of financial condition		
Accounts payable, accrued expenses, other liabilities and related party payable		$105,750
Total aggregate indebtedness		$105,750
Computation of basic net capital requirement		
Minimum net capital required (based on aggregate indebtedness)		7,050
Minimum dollar required of reporting broker or dealer		250,000
Net capital requirement		$250,000
Net capital in excess of minimum required		$639,804
Ratio of aggregate indebtedness to net capital		.1189 to 1

Burke, Lawton, Brewer & Burke, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2011

Reconciliation to the Firm's computation as of
    September 30, 2011, net capital as reported $889,054

        To offset prepaid taxes with accrued taxes   750

        Net capital per above $889,804

Statement pursuant to paragraph (d) (4) of Rule 17a-J: Reconciliation of Focus Report

No material differences exist between the amount above and the computation by
Burke, Lawton, Brewer & Burke, LLC in Part II-A of the Focus Report on Form X-17A-5
at September 30, 2011.



J. P. McANDREW & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

November 11, 2011

To the Members
Burke, Lawton, Brewer, & Burke, LLC
Spring House, Pennsylvania

In planning and performing our audit of the financial statements of Burke, Lawton, Brewer & Burke, LLC (the "Firm") as of and for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Firm's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we do not express an opinion on the effectiveness of the Firm's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Firm, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operations of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives.

Burke, Lawton, Brewer & Burke, LLC
November 11, 2011
Page 3

This report is intended solely for the use of management, The Securities and Exchange Commission, The Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and it is not intended to be and should not be used by any other than these specified parties.



J. P. McANDREW & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Applying Agreed-Upon
Procedures Related to the SIPC Assessment Reconciliation

November 11, 2011

To the Members
Burke, Lawton, Brewer, & Burke, LLC
Spring House, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period October 1, 2010 to September 30, 2011, which were agreed to by Burke, Lawton, Brewer, & Burke, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and the other specified parties in evaluating Burke, Lawton, Brewer, & Burke, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Burke, Lawton, Brewer, & Burke, LLC's management is responsible for the Burke, Lawton, Brewer, and Burke, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [Cancelled Check, Bank Statements, Check Register and General Ledger] noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the period October 1, 2010 to September 30, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [Schedule of Admin/Occupancy Revenue] supporting the adjustments and noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules [Schedule of Admin/Occupancy Revenue] supporting the adjustments noting no differences.

Burke, Lawton, Brewer & Burke, LLC
November 11, 2011
Page 2

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and it is not intended to be and should not be used by any other than these specified parties.

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _____ , 20 ____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

012173 FINRA   SEP
BURKE LAWTON BREWER & BURKE LLC
PO BOX 950 C
SPRING HOUSE PA 19477

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form..

2. A. General Assessment (item 2e from page 2) $ 2,044.14

   B. Less payment made with SIPC-6 filed (exclude interest)   (1,527.24   )
   _____4/15/11_____
   Date Paid

   C. Less prior overpayment applied   (   )

   D. Assessment balance due or (overpayment)   516.90

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   0

   F. Total assessment balance and interest due (or overpayment carried forward) $ 516.90

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ 516.90

   H. Overpayment carried forward $(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Burke, Lawton, Brewer & Burke, LLC
(Name of Corporation, Partnership or other organization)

William D Karash
(Authorized Signature)

Dated the __11__ day of __November__ , 20 __11__ .

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __10/1__ , 201_
and ending __9/30__ , 201_

Item No.

	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,775,909

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 25,195

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 164,125

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts. — 4,880

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

__Fees for acct. supervision, invest. adv. & admin.__   1,764,055
(Deductions in excess of $100,000 require documentation)   **svcs.**

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions   1,958,255

2d. SIPC Net Operating Revenues $ 817,654

2e. General Assessment @ .0025 $ 2,044.14
(to page 1, line 2.A.)

2

Burke, Lawton, Brewer & Burke, LLC (CRD #1346)
SIPC 7
Attachment

2010/11 ALLOCATION AND REIMBURSEMENT CHARGE

USAGE OF BUILDING

			BLBB	BLBB ADV
BLB&B	40%		40%	
BLBB ADV	30%			30%
COMMON	30%		15%	15%
			55%	45%

SHARED EXPENDITURE CATEGORIES FROM BLBB EXPENSE LEDGER

GENERAL EXPENSES		Expense for period 10/1/10 to 9/30/11	% Allocated To BLBB ADV	$ Charged To BLBB ADV
	Communications	$31,717	45%	$14,273
	Data Processing	$29,865	45%	$13,439
	General Office	$52,243	45%	$23,509
	Occupancy and Equip	$164,341	45%	$73,953
	Promotional	$17,787	45%	$8,004
	Regulatory - IA Only	$0	100%	$0
	Research	$53,450	45%	$24,053
	Tax	$13,229	45%	$5,953
		$362,632		$163,184
PERSONNEL COST				
	Life Insurance	$4,046		
	Medical Insurance	$119,519		
	Payroll	$768,094		
	Payroll Taxes	$52,340		
	Profit Sharing	$76,297		
	TOTAL	$1,020,296	79.62%	$812,401

Total Allocated Expenses	$975,585
Monthly Payment (rounded)	$81,000
# Months in period (Oct-March, 2010)	12
Total Monthly Payments	$972,000

DIRECT PERSONNEL COSTS

	Payroll	690,266		
	Payroll Taxes	42,010		
	Profit Sharing	59,778		
		$792,055	100%	$792,055

TOTAL ADMIN/OCCUPANCY REVENUE

	$1,764,055



J. P. McANDREW & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Members
Burke, Lawton, Brewer & Burke, LLC

In planning and performing our audit of the financial statements of Burke, Lawton, Brewer & Burke, LLC as of and for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered Burke, Lawton, Brewer & Burke, LLC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we do not express an opinion on the effectiveness of the Firm's internal control.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

This communication is intended solely for the information and use of management, the members and others within the organization, and is not intended to be and should not be used by anyone other than these specified parties.

November 11, 2011

8333 Germantown Avenue, P.O. Box 4072, Philadelphia, PA 19118 • Tel: 215-247-1804 • Fax: 215-247-1867